Exhibit 20.3

AUDITORS’ REPORT

To the Directors of

Franco-Nevada Mining Corporation Limited

We have audited the consolidated balance sheets of Franco-Nevada Mining Corporation Limited as at March 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended March 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three-year period ended March 31, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

April 30, 2001

Comments by Auditors for United States Readers on Canadian – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 2 to the consolidated financial statements. Our report to the Directors dated April 30, 2001 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

April 30, 2001

FRANCO-NEVADA MINING CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

	September 30, 2001	March 31, 2001	March 31, 2000
	(unaudited)
	(thousands of Canadian dollars) (note 1)
Assets
Current assets
Cash and short-term investments	$864,053	$939,011	$705,714
Receivables	22,281	14,991	18,862
Precious metals	44,224	13,612	27,584
Taxes recoverable	4,790	—	—

	935,348	967,614	752,160
Investments in marketable securities (note 4)	134,396	160,800	248,869
Resource properties (note 5)	179,063	337,757	349,364
Capital assets (note 6)	9,264	81,579	70,498
Investment in Normandy Mining Limited	349,055	—	—

	1,607,126	1,547,750	1,420,891

Liabilities
Current liabilities
Accounts payable	2,989	9,036	4,382
Taxes payable	—	17,385	8,289

	2,989	26,421	12,671

Future income taxes (note 9)	82,437	85,873	62,033

Shareholders’ equity
Capital stock (note 7) (September 30, 2001—158,920,430 shares, March 31, 2001—158,630,670 shares, March 31, 2000—158,630,670 shares)	1,026,139	1,021,321	1,021,321
Retained earnings	421,533	344,516	303,601
Deferred foreign exchange gain (note 8)	74,028	69,619	21,265

	1,521,700	1,435,456	1,346,187

	$1,607,126	$1,547,750	$1,420,891

FRANCO-NEVADA MINING CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

	Six Months Ended		For the Years Ended
	September 30, 2001	September 30, 2000	March 31, 2001	March 31, 2000	March 31, 1999
	(unaudited)	(unaudited)
	(thousands of Canadian dollars except per share amounts) (note 1)
Revenues
Resource	$51,323	$41,142	$95,596	$81,970	$72,777
Equity earnings in Normandy	11,215	—	—	—	—
Investment	22,902	38,960	82,035	38,607	43,330

	85,440	80,102	177,631	120,577	116,107

Expenses
General and administration	3,164	4,848	10,688	7,554	5,508
Operating costs	371	473	1,141	1,396	1,573
Depletion and depreciation	3,192	8,866	13,856	15,069	14,280
Provision for mining assets	—	—	28,216	—	—

	6,727	14,187	53,901	24,019	21,361

Earnings before taxes	78,713	65,915	123,730	96,558	94,746

Tax provision (note 9)
—current	25,959	23,770	49,641	27,100	26,163
—future	(2,361)	(2,041)	(5,783)	5,463	5,129

	23,598	21,729	43,858	32,563	31,292

Earnings from continuing operations	55,115	44,186	79,872	63,995	63,454
Gain on sale of discontinued operations (note 12)	21,902	—	—	—	—
Income from discontinued operations	—	16,931	33,573	33,641	5,075

Net earnings	$77,017	$61,117	$113,445	$97,636	$68,529

Earnings per share
Continuing operations	0.35	0.28	0.51	0.41	0.42
Discontinued operations	0.14	0.11	0.21	0.21	0.03

Total earnings per share	$0.49	$0.39	$0.72	$0.62	$0.45

FRANCO-NEVADA MINING CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Six Months Ended		For the Years Ended
	September 30, 2001	September 30, 2000	March 31, 2001	March 31, 2000	March 31, 1999
	(unaudited)	(unaudited)
	(thousands of Canadian dollars) (note 1)

Beginning of period	$344,516	$303,601	$303,601	$253,554	$217,261
Change in accounting for income taxes (note 2)	—	(17,009)	(17,009)	—	—

	344,516	286,592	286,592	253,554	217,261
Earnings	77,017	61,117	113,445	97,636	68,529
Dividends	—	—	(55,521)	(47,589)	(32,236)

End of period	$421,533	$347,709	$344,516	$303,601	$253,554

FRANCO-NEVADA MINING CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended		For the Years Ended
	September 30, 2001	September 30, 2000	March 31, 2001	March 31, 2000	March 31, 1999
	(unaudited)	(unaudited)
	(thousands of Canadian dollars) (note 1)
Operating activities
Earnings from continuing operations	$55,115	$44,186	$79,872	$63,995	$63,454
Non-cash items
In-kind revenue	(30,189)	(19,206)	(47,956)	(56,116)	(51,713)
Depletion and depreciation	3,192	8,866	13,856	15,069	14,280
Future income taxes	(2,361)	(2,041)	(5,783)	5,463	5,129
Provision for mining assets	—	—	28,216	—	—
Loss (gain) on sale of marketable securities	3,469	(15,097)	(24,187)	—	—
Equity earnings in Normandy	(11,215)	—	—	—	—
Change in non-cash working capital:
Accounts receivable	(8,424)	(683)	4,274	(2,383)	(3,246)
Precious metals	149	2,598	56,852	49,950	64,993
Accounts payable	(7,490)	103	775	(292)	(282)
Taxes payable	(19,948)	4,629	13,938	(15,252)	13,568

	(17,702)	23,355	119,857	60,434	106,183

Financing activities
Shares issued for cash	4,818	—	—	1,990	131,501
Dividends	—	—	(55,521)	(47,589)	(32,236)

	4,818	—	(55,521)	(45,599)	99,265

Investing activities
Purchase of marketable securities	(740)	—	—	(35,494)	(144,809)
Sale of marketable securities	23,038	37,984	118,107	—	—
Resource properties	(3,114)	(1,338)	(2,195)	(9,189)	(65,019)
Capital assets	(1,102)	(1,149)	(1,900)	(40)	(782)
Investment in Normandy	(82,584)	—	—	—	—
Short-term investments	(101,572)	(32,703)	(76,464)	28,891	(50,626)

	(166,074)	2,794	37,548	(15,832)	(261,236)

Foreign exchange gain (loss)	198	2,886	8,317	(2,531)	8,787

Discontinued operations	—	(43,363)	33,034	36,182	(66,513)

Increase (decrease) in cash and cash equivalents	(178,760)	(14,328)	143,235	32,654	(113,514)
Cash and cash equivalents—beginning of period	318,653	175,418	175,418	142,764	256,278

Cash and cash equivalents—end of period	$139,893	$161,090	$318,653	$175,418	$142,764
Short-term investments	724,160	569,009	620,358	530,296	564,743

Cash and short-term investments—end of period	$864,053	$730,099	$939,011	$705,714	$707,507

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

1.    Accounting Policies

The consolidated financial statements of Franco-Nevada Mining Corporation Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Certain information included in the Annual Financial Statements are not included herein. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full fiscal period ended December 31, 2001 (see note 12).

(a)  Basis of consolidation

The consolidated financial statements include the statements of the Company and its wholly owned subsidiaries.

(b)  Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. The most significant estimates and assumptions are related to taxes and the recoverability of resource property costs through future production. Actual results could be different from these estimates.

(c)  Cash and cash equivalents and short-term investments

Cash and cash equivalents include highly-liquid instruments with an original maturity of less than 90 days. The carrying amounts of cash and cash equivalents are stated at cost which approximates their fair value. The Company’s short-term investments include highly-liquid instruments with an original maturity of 90 days or more and are carried at cost, which approximates their fair value.

(d)  Precious metals and inventories

Precious metals inventory is valued at the period end spot price. Mine operating supplies are valued at the lower of average cost and net realizable value.

(e)  Investments in marketable securities

Investments in marketable securities are valued at cost until it is determined that a permanent impairment exists at which time a write-down is taken.

(f)  Resource properties

Mineral property and development costs

The Company records its interests in mineral properties at cost. Producing properties are amortized using the units-of-production method. For working interests, all investments in development and mineral rights are amortized over the proven and probable reserves of each property. Net Smelter Return Royalties and Net Profit Interests generally

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

comprise a one-time acquisition cost. The cost is amortized over the proven and probable reserves as provided to the Company by the property operator. The ultimate recovery of costs associated with non-producing properties is dependent upon the discovery and development of economic reserves or the profitable sale of the properties. If a property is abandoned or sold, the proceeds on the sale, less the cost of the property and any related deferred expenditures, are included in operations at that time. The Company periodically reviews its mineral properties to ascertain whether an impairment in value has occurred. Where a property is considered uneconomic it is written off.

Oil and Gas Property

Oil and gas properties in which the Company has an interest are accounted for using the full-cost accounting method. Producing oil and gas royalty properties are carried at the lower of the cost and net recoverable amount. Depletion is provided on capitalized amounts using the units-of-production method. Net recoverable amount is the aggregate of estimated future net revenues from proven reserves less operating, administration, financial and income tax expense. Estimated future net revenues are determined using year-end prices.

(g)  Capital assets

Assets expected to remain productive throughout the property’s life are depreciated using the units-of-production method. Other assets are depreciated on a straight-line basis over their estimated useful lives. The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An asset is considered impaired when fair value, which is considered estimated undiscounted future cash flows derived from its operation, is below the asset’s carrying value. Future cash flows include estimates of recoverable ounces, gold prices and production levels. In estimating future cash flows, assets are grouped by segment business (ie. mining operations and oil and gas) as on this basis identifiable cash flows are independent of cash flows from other groups. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

(h)  Translation of foreign currency

Foreign operations are self-sustaining and are translated using the current rate method. Assets and liabilities are translated at exchange rates prevailing at the period-end and revenue and expense items at average exchange rates for the period. Translation adjustments arising from changes in exchange rates are accounted for as a separate component of shareholders’ equity. These adjustments will be included in operations upon realization.

(i)  Fair Values of Financial Instruments

The carrying value of Cash and Short Term Investments and Accounts Payable in the consolidated balance sheets approximate fair values due to the short-term duration of these instruments.

(j)  Revenue recognition

Gold and silver revenues from mining operations are recognized at the time of shipment from the mine site. The sole operating property of the Company, the Ken Snyder Mine, was sold effective April 2, 2001 (See note 12(a)). Revenue from royalty interests are recognized at the time title passes to the Company under the terms of the respective royalty agreement. Payment is received in cash or in-kind. In-kind receipts consist of physical quantities of gold, silver and platinum. The in-kind receipts are valued at prices on the date of receipt. In-kind revenue recognized for the six months ended September 30, 2001 and 2000 is $30.2 million (unaudited) and $19.2 million (unaudited), respectively. For the three years ended March 31, 2001, 2000 and 1999 in-kind revenue recognized totaled $48.0 million, $56.1 million and $51.7 million, respectively.

(k)  Reclamation and closure costs

For the Company’s sole operating property, the Ken Snyder Mine, reclamation and closure costs are accrued and charged to income over the estimated life of the mine using the units-of-production method based on

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

proven and probable reserves. Costs include expected future closure costs based upon current environmental laws and regulations. The Company disposed of the mine effective April 2, 2001 (See Note 12(a)). For royalty interests the Company does not accrue reclamation and closure costs as it is not liable for such costs.

The Company records reclamation costs for oil and gas working interest properties as reported by the operator. For oil and gas royalty interests the Company is not liable for such costs.

(l)  Foreign exchange contracts

The Company manages its foreign exchange exposure on anticipated net cash inflows in Australia through the use of forward contracts. Gains and losses are recognized and reported as a component of the related transactions.

(m)  Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

2.    Change in Accounting Policy

On April 1, 2000 the Company adopted the new Canadian Institute of Chartered Accountants recommendations for income taxes. Franco-Nevada provides for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has elected to adopt these standards retroactively without restatement. The cumulative effect of adopting the standard is an increase in future tax liabilities and a reduction in retained earnings of $17.0 million.

Prior to April 1, 2000, the Company followed the deferral method of tax allocation in accounting for income taxes.

3.    Business Merger

On September 20, 1999, the Company announced completion of the merger that resulted in Franco-Nevada Mining Corporation Limited (“Franco-Nevada”) merging with Euro-Nevada Mining Corporation Limited (“Euro-Nevada”). The merger of the Company and Euro-Nevada is accounted for as a pooling of interests which combines, at book value, the net assets and operations of the two companies. Accordingly, these financial statements have been prepared, and are presented as though the predecessor corporations had operated as a single entity since inception. Euro-Nevada shareholders received 0.77 Franco-Nevada shares for each Euro-Nevada share. Euro-Nevada had 101.2 million shares outstanding and, as a result, the Company issued 77.9 million additional common shares to former shareholders of Euro-Nevada.

The following tables set forth results of operations of the previously separate companies for the periods before the combination.

	Franco-Nevada	Euro-Nevada	Combined
Three Months ended June 30, 1999 (unaudited)
Revenue-continuing operations	$17,145	$11,576	$28,721
Net earnings	14,892	10,611	25,503

Year ended March 31, 1999
Revenue-continuing operations	70,777	45,330	116,107
Net earnings	$43,711	$24,818	$68,529

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

4.    Investments in Marketable Securities

The Company holds the following investments:

	March 2001
	Carrying Value	Units held
Investment		Number	Class
Inco Limited (note a)	$17,237	4,309	Warrants
Aber Diamond Corporation	69,507	7,717	Common
Duff & Phelps Utilities Income Inc.	14,208	1,000	Common
First Australia Prime Income Fund, Inc.	56,155	5,000	Common
Other	3,693

	$160,800

	March 2000
Inco Limited	$80,705	9,576	VBN
Aber Diamond Corporation	69,507	7,717	Common
Duff & Phelps Utilities Income Inc.	27,504	2,100	Common
First Australia Prime Income Fund, Inc.	51,767	5,000	Common
San Juan Basin Royalty Trust	14,503	2,000	Trust Units
Other	4,883

	$248,869

(a)	The Inco Limited (“Inco”) Class VBN Shares (“VBN Shares”) were tendered to Inco in December 2000 in exchange for 4,309,277 warrants of Inco (“warrants”) and cash proceeds of $7.50 per VBN Share. The Company recognized a gain of $8.3 million on the transaction.
(b)	The fair market value of investments at year-end is $179,153,753 (2000; $221,577,536).
(c)	On September 5, 2001, Franco-Nevada entered into an agreement to convert US$72.4 million principal amount (US$115.3 million with accrued interest as at September 30, 2001) of capital securities of Echo Bay Mines Ltd. (“Echo Bay”) into common shares of Echo Bay. Pending Echo Bay’s shareholder approval, Franco-Nevada expects to maintain a 49.5% interest in Echo Bay following conversion. (unaudited)

5.    Resource properties

	2001			2000
	Cost	Accumulated depletion and writedowns	Net book value	Cost	Accumulated depletion and writedowns	Net book value
Mining
Producing property
Net Smelter Returns	$167,121	$(80,310)	$86,811	$164,039	$(55,876)	$108,163
Net Profit Interest	34,508	(6,221)	28,287	33,747	(4,960)	28,787
Working Interest	156,653	(20,398)	136,255	122,519	(9,228)	113,291

	358,282	(106,929)	251,353	320,305	(70,064)	250,241

Non-producing property
Net Smelter Returns	46,545	(16,183)	30,362	38,166	(5,253)	32,913
Net Profit Interest	3,222	—	3,222	3,222	—	3,222
Working Interest	37,582	(10,350)	27,232	36,515	(761)	35,754

	87,349	(26,533)	60,816	77,903	(6,014)	71,889

	$445,631	$(133,462)	$312,169	$398,208	$(76,078)	$322,130

Oil and Gas
Producing property
Net Smelter Returns	$23,218	$(7,467)	$15,751	$23,122	$(6,253)	$16,869
Working Interest	10,997	(2,273)	8,724	10,997	(1,868)	9,129

	34,215	(9,740)	24,475	34,119	(8,121)	25,998

Non-producing property
Net Smelter Returns	—	—	—	472	—	472
Working Interest	1,113	—	1,113	764	—	764

	1,113	—	1,113	1,236	—	1,236

	$35,328	$(9,740)	$25,588	$35,355	$(8,121)	$27,234

Total	$480,959	$(143,202)	$337,757	$433,563	$(84,199)	$349,364

For the year ended March 31, 2001, accumulated depletion and write-downs includes $21.4 million in write-downs for non-producing properties.

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

6.    Capital assets

	March 2001			March 2000
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Plant & mining equipment	$49,115	$(5,905)	$43,210	$36,569	$(2,278)	$34,291
Well equipment	9,121	(955)	8,166	7,267	(725)	6,542
Buildings	31,200	(4,461)	26,739	27,860	(2,069)	25,791
Other	5,998	(2,534)	3,464	5,965	(2,091)	3,874

	$95,434	$(13,855)	$81,579	$77,661	$(7,163)	$70,498

7.    Capital stock

The Company has an unlimited number of authorized preferred and common shares.

	March 2001		March 2000		March 1999
Issued and outstanding:	Number	$	Number	$	Number	$
Common shares
Beginning of year (note a)	158,631	$1,014,348	158,357	$1,009,537	152,293	$861,653
Issued for cash	—	—	—	—	3,253	103,937
Issued for resource properties	—	—	—	—	957	25,693
Options exercised	—	—	274	4,811	185	3,472
Warrants exercised	—	—	—	—	1,669	17,603

End of year	158,631	$1,014,348	158,631	$1,014,348	158,357	$1,012,358

Warrants (note b)
Beginning of year	4,380	$6,973	4,380	$6,973	4,830	$484
Exercised	—	—	—	—	(1,084)	(271)
Issued	—	—	—	—	634	6,760

End of year	4,380	$6,973	4,380	$6,973	4,380	$6,973

(a)	On September 20, 1999 Franco-Nevada Mining Corporation Limited merged with Euro-Nevada Mining Corporation Limited. See note 3. The 1999 comparative share capital amounts have been adjusted for the merger. The opening share capital dollar amount for fiscal 2000 is net of $2,821,000 of share issue costs incurred in the year.
(b)	The Company has two classes of warrants issued and outstanding. There are 2,246,336 Class A warrants each of which entitles the holder thereof to acquire four common shares of the Company at a price of $200 per warrant. There are 2,133,751 Class B warrants outstanding each of which entitles the holder thereof to acquire 3.08 common shares of the Company at a price of $100 per warrant. The Class A and B warrants expire on September 15, 2003 and November 12, 2003, respectively.
(c)	As at September 30, 2001, in addition to its 158,920,430 common shares, the Company has two classes of warrants issued and outstanding. See note 7 (b).
(d)	Franco-Nevada adopted a shareholders’ rights plan (the “Rights Plan”) on February 24th, 2000. The Rights Plan was approved by the shareholders of the Company on September 21, 2000. Under the Rights Plan, each Franco-Nevada common share carries with it the right to purchase shares of Franco-Nevada, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of the Company. The rights are evidenced by and trade with the Franco-Nevada common shares.

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

(e)	Share Option Plan

Common share options outstanding at March 31, 2001, 2000 and 1999 under the share option plan are as follows:

	March 2001		March 2000		March 1999
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of year	5,873,716	$20.79	3,934,876	$18.29	4,084,316	$18.17
Changes during year
Granted	50,000	18.30	2,500,000	24.50	35,400	31.09
Exercised	—	—	(273,359)	17.60	(184,840)	17.88
Expired	(593,600)	24.87	(287,801)	21.92	—	—

Outstanding at end of year	5,330,116	20.31	5,873,716	20.79	3,934,876	18.29

Exercisable at end of year	1,656,068	$16.65	1,283,416	$16.16	1,103,914	$15.33

The following table summarizes information about the share options outstanding at March 31, 2001.

Range of Exercise Price	Number Outstanding at Mar. 31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Mar. 31/01	Weighted Average Exercise Price
$ 4.35 – $13.64	1,133,186	3.6 years	$11.50	675,036	$10.05
$14.21 – $22.14	1,599,880	4.5 years	$18.67	662,742	$18.37
$23.57 – $35.43	2,597,050	8.0 years	$25.17	318,290	$27.09

(i)	Options granted under the Share Option Plan generally have a term of 10 years and vest evenly over their term. The exercise price of each option is the closing price of the Company’s common stock on the Toronto Stock Exchange on the day on which the option is granted.
(ii)	On September 20, 1999 the Company merged with Euro-Nevada Mining Corporation Limited. At the time of the merger there were 2,102,332 options of Euro-Nevada outstanding. These options were converted to 1,618,796 options of Franco-Nevada at a ratio of 0.77. The 1999 comparatives for share options have been adjusted for this transaction.

8.    Deferred foreign exchange gain

Components of deferred foreign exchange include:

	March 2001	March 2000
Cash	$25,362	$15,170
Mineral properties	31,939	2,748
Marketable securities	10,538	2,650
Other	1,780	697

	$69,619	$21,265

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

9.    Income Taxes

(a)  The Company’s effective tax rate differs from the combined Canadian federal and provincial statutory tax rate as follows:

	March 2001	March 2000	March 1999
Tax at Canadian statutory rate	43%	45%	45%
Lower U.S. tax rate on U.S. earnings	(10)	(12)	(13)
Non-taxable earnings	—	(2)	(3)
Capital and mining taxes	2	3	4

Effective tax rate	35%	34%	33%

(b)  The following table depicts the primary temporary differences included in future income taxes as at March 31, 2001 and 2000. The 2000 comparative amounts have been presented after reflecting the $17.0 million effect of the implementation adjustment described in note 2.

	March 2001	March 2000
Future income taxes:
Liabilities:
Mineral properties	65,169	64,395
Capital assets	16,445	10,734
Other	4,259	3,913

Net future income taxes	85,873	79,042

(c)  Details of income tax (credit) expense by jurisdiction are:

	March 2001	March 2000	March 1999
Current
United States	23,293	15,215	14,596
Canada	26,348	11,885	11,567

	49,641	27,100	26,163
Future
United States	866	2,319	621
Canada	(6,649)	3,144	4,508

	(5,783)	5,463	5,129

(d)  Income taxes paid in 2001 were $45,249,276 (2000—$26,002,590, 1999—$19,357,381).

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

10.    Segment information

The Company operates in the Mining and Oil and Gas industries. The operations are evaluated and managed in two segments, namely, Mining royalties and Oil and Gas. Mining royalties include precious metals and base metal royalties and the Company’s exploration interests that are aimed at generating royalties. Oil and Gas operations are largely in Canada.

	Six Months Ended		For the Years Ended
	September 2001	September 2000	March 2001	March 2000	March 1999
	(unaudited)	(unaudited)
Revenues
Mining royalties	$37,798	$27,800	$66,030	$64,771	$61,589
Oil & gas	13,525	13,342	29,566	17,199	11,188

	51,323	41,142	95,596	81,970	72,777

Operating costs
Mining royalties	43	136	341	196	155
Oil & gas	328	337	800	1,200	1,418

	371	473	1,141	1,396	1,573

Depletion and depreciation
Mining royalties	2,312	7,237	11,555	11,269	11,089
Oil & gas	880	1,629	2,301	3,800	3,191

	$3,192	$8,866	$13,856	$15,069	$14,280

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

	Six Months Ended		For the Years Ended
	September 2001	September 2000	March 2001	March 2000	March 1999
	(unaudited)	(unaudited)
Segment income before taxes
Mining royalties	$35,443	$20,427	$54,134	$53,306	$50,345
Oil & Gas	12,317	11,376	26,465	12,199	6,579
Provision for mining assets	—	—	(28,216)	—	—

	47,760	31,803	52,383	65,505	56,924
Investment earnings	22,902	38,960	82,035	38,607	43,330
Equity earnings in Normandy	11,215	—	—	—	—
General and administration	(3,164)	(4,848)	(10,688)	(7,554)	(5,508)

Earnings before tax	78,713	65,915	123,730	96,558	94,746
Tax	(23,598)	(21,729)	(43,858)	(32,563)	(31,292)

Earnings from continuing operations	55,115	44,186	79,872	63,995	63,454
Discontinued operations	21,902	16,931	33,573	33,641	5,075

Net earnings	77,017	61,117	113,445	97,636	68,529

Revenue by geographic area
USA	46,975	50,209	114,432	71,772	66,344
Canada	26,054	28,499	60,120	45,228	46,232
Australia	11,215	—	—	—	—
Other	1,196	1,394	3,079	3,577	3,531

	85,440	80,102	177,631	120,577	116,107

Segment capital expenditures
Mining royalties	2,602	1,271	2,265	8,924	61,446
Oil & gas	1,614	1,216	1,830	305	4,355

	4,216	2,487	4,095	9,229	65,801

Identifiable assets by geographic area
USA	1,191,180	593,671	1,386,228	521,363	515,581
Canada	39,379	847,441	106,229	824,560	794,514
Australia	349,055	30,628	23,779	31,208	29,943
Other	27,512	42,776	31,514	43,760	49,487

	1,607,126	1,514,516	1,547,750	1,420,891	1,389,525

Identifiable assets by segment
Mining royalties	215,263	317,899	172,225	236,483	227,424
Oil & gas	43,997	43,912	44,037	57,149	59,911
Mining operations	—	193,902	231,371	172,237	176,002

Total assets for reportable segments	259,260	555,713	447,633	465,869	463,337
Cash and investments at cost	1,347,504	958,506	1,099,811	954,583	925,826
Other	362	297	306	439	362

	$1,607,126	$1,514,516	$1,547,750	$1,420,891	$1,389,525

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

11.    Commitments

(a)  Foreign Exchange Contracts

Franco has entered into foreign exchange contracts whereunder Franco-Nevada will receive Australian $4 million in June 2002 and 2003 at US$0.5873 and US$0.5882 respectively for each Australian dollar. These contracts were closed out subsequent to March 31, 2001.

(b)  Net Profits Interest

Franco-Nevada pays the contract operator of the Ken Snyder Mine a 5% net profit interest based upon the Company’s reported pre-tax profit from the mine. The amount of Net Profit Interest expense included in discontinued operations for the three years ended March 31, 2001, 2000 and 1999 is $2.1 million, $2.1 million and $0.4 million, respectively. No expense was incurred for the six month period ended September 30, 2001 as the mine was sold effective April 2, 2001 (See Note 12(a)). The Company incurred an expense of $1.1 million (unaudited) for the six months ended September 30, 2000.

12.    Subsequent Event

(a)  On April 2, 2001, the Company entered into an agreement with Normandy Mining Limited (“Normandy”), Australia’s largest gold producer, to exchange its Ken Snyder mine, US$48 million, and its Australian assets in return for a 19.99% interest in Normandy. On May 31, 2001 the transaction was consummated and Normandy issued 446.1 million freely-trading ordinary shares to Franco-Nevada. Franco-Nevada retained a minimum 5% NSR royalty over the Midas property, which escalates at gold prices over US$300 per ounce to a maximum of 10% at gold prices over US$400 per ounce.

The exchange of assets resulted in a pre-tax gain of $38.6 million to Franco-Nevada and has been classified as “Discontinued operations.” Income taxes of $16.7 million were recorded in connection with the exchange.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	March 2001	March 2000
Current assets	$31,509	$8,863
Non-current assets	223,525	195,237
Current liabilities	(8,880)	(2,386)
Non-current liabilities	(51,071)	(17,486)

Net assets of discontinued operations	$195,083	$184,228

The summarized statements of operations for the discontinued operations are as follows:

	March 2001	March 2000	March 1999
Revenue	$106,641	$97,659	$19,489
Expenses	(65,738)	(50,413)	(12,048)
Taxes	(7,330)	(13,605)	(2,366)

Net earnings from discontinued operations	$33,573	$33,641	$5,075

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

The summarized statements of cashflows for the discontinued operations are as follows:

	March 2001	March 2000	March 1999
Operating	$65,948	$56,016	$4,708
Investing	(33,309)	(19,358)	(71,339)
Foreign exchange	395	(476)	118

Net cashflow from discontinued operations	$33,034	$36,182	$(66,513)

(b)  The Company has announced a change of its year end to December 31 effective for the period ended December 31, 2001.

13.    Legal Matters

(a)  Environmental

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

(b)  Claims

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company is also subject to reassessment for income and mining taxes for certain years. It does not believe that adverse decisions in any pending or threatened proceeding related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have material adverse effect on the financial condition or future results of operations of the Company.

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

14.    Differences Between Canadian and United States Generally Accepted Accounting Principles

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”). The effect of these principal measurement differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes:

Statements of Earnings

(in thousands of Canadian dollars except per share data)

	Six Months Ended		For the Years Ended
	September 2001	September 2000	March 2001	March 2000	March 1999
	(unaudited)	(unaudited)
Net earnings for the period reported under Canadian GAAP	$77,017	$61,117	$113,445	$97,636	$68,529
Mineral properties expense(a)	(1,938)	(1,890)	8,576	(5,236)	(7,637)
Business merger costs(b)	—	—	—	(2,821)	—
Fair market value adjustment of marketable securities(c)	12,228	(21,629)	(21,971)	—	—
Equity earnings of Normandy Mining Limited(d)	(23,872)	—	—	—	—
Income taxes	3,663	8,239	4,370	2,911	3,101

Net earnings for the period reported under US GAAP before US GAAP difference on discontinued operations and changes in accounting policy	67,098	45,837	104,420	92,490	63,993
Discontinued operations(e)(f)	27,385	1,183	213	(1,307)	(1,481)

Net earnings for the period reported under US GAAP after discontinued operations and before changes in accounting policy	94,483	47,020	104,633	91,183	62,512
Cumulative effect of change in accounting policy(f)(g)	—	(2,467)	(2,467)	(4,943)	—

Net earnings for the period reported under US GAAP after discontinued operations and changes in accounting policy	$94,483	$44,553	$102,166	$86,240	$62,512

(a)	In accordance with United States GAAP, the Company would be required to charge all costs of mineral properties exploration to earnings as incurred until proven economic reserves are established. In fiscal 2001, the Company recorded a provision against mining assets which contains mineral property assets already expensed under US GAAP. This has resulted in a reduction in the provision under US GAAP of $8,576,000.
(b)	Under US GAAP, merger costs are expensed as incurred. Under Canadian GAAP, the costs are considered a capital transaction and netted against capital stock.
(c)	Under US GAAP, the Company wrote down its investment in Aberdeen Asia-Pacific Prime Income Fund (formerly First Australia Prime Income Fund) in September 2000 as it was determined that the investment was permanently impaired under US GAAP guidelines. However, under Canadian GAAP there is no specifically defined period for determining impairment and, in management’s estimation, the investment was determined to be impaired at September 2001. The provision and realized loss recorded under Canadian GAAP in the period ended September 30, 2001 is reversed in the reconciliation as a result of the US GAAP adjustment already being recorded in September 2000. Additionally, under Canadian GAAP, investments in marketable securities are accounted for at cost. Under US GAAP, investments in marketable securities that are classified as available for sale are adjusted to the quoted value of the marketable securities at each period end. Unrealized gains or losses on the marketable securities are recorded in Accumulated other comprehensive income (loss) under US GAAP.
(d)	The Company is required to reflect it’s equity earnings of Normandy Mining Limited for the six months ended September 30, 2001 in accordance with US GAAP.
(e)

The Company disposed of its Ken Snyder Mine in Nevada and Australian division to Normandy Mining Limited (“Normandy”) of Australia in exchange for an equity interest in Normandy. The gain recognized on

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

the transaction under Canadian GAAP has been adjusted for differences between carrying costs of the Ken Snyder Mine and Australian division under US GAAP. The above amounts are net of tax.
(f)	Effective January 1, 2001 the Company implemented Staff Accounting Bulletin (“SAB”) Note 101, Revenue Recognition for US GAAP purposes. According to SAB 101, there are numerous conditions depicting when revenue can be recognized. Under Canadian GAAP, the Company recognizes revenues from mining operations at the time of shipment from the mine site. Revenue from royalty interests are recognized at the time title passes to the Company under terms of the respective agreement. The above amounts are net of tax of $1,328,000.
(g)	Statement of Position 98-5 was adopted during fiscal 2000 which requires start-up costs to be expensed as incurred. Under Canadian GAAP, start-up costs are deferred and amortized over the mine life. The above adjustment is net of tax of $2,362,000.
(h)	The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations. Accordingly, no compensation expense for its share option plan has been recorded in the consolidated statements of operations for the six months ended September 30, 2000 and 2001 and the fiscal years ending March 31, 2001, 2000 and 1999.
(i)	US GAAP requires different Statement of Operations classifications compared to Canadian GAAP. Equity in earnings of equity method investment (i.e. the Normandy Mining Limited investment) and investment income are generally classified below operating income but before net income.

	Six Months Ended		For the Years Ended
	September 2001	September 2000	March 2001	March 2000	March 1999
	(unaudited)	(unaudited)
Basic earnings per share
Net earnings per share for the period reported under US GAAP before US GAAP difference on discontinued operations and changes in accounting policy	$0.43	$0.29	$0.66	$0.58	$0.41
Discontinued operations(e)(f)	0.17	0.01	0.00	(0.01)	(0.01)

Net earnings per share for the period reported under US GAAP after discontinued operations and before changes in accounting policy	0.60	0.30	0.66	0.57	0.40
Cumulative effect of changes in accounting policy(f)(g)	—	(0.02)	(0.02)	(0.03)	—

Net earnings per share for the period reported under US GAAP after discontinued operations and changes in accounting policy	$0.60	$0.28	$0.64	$0.54	$0.40

Weighted average number of common shares outstanding (thousands)	158,662	158,631	158,631	158,521	154,898

	Six Months Ended		For the Years Ended
	September 2001	September 2000	March 2001	March 2000	March 1999
	(unaudited)	(unaudited)
Statements of Comprehensive Earnings
Net earnings for the period reported under US GAAP	$94,483	$44,553	$102,166	$86,240	$62,512
Other comprehensive earnings (net of tax):
Foreign currency translation adjustment	4,485	21,043	46,074	(23,695)	27,161
Unrealized (loss)/gain on marketable securities	374	49,514	51,776	(33,111)	9,427

Comprehensive earnings	$99,342	$115,110	$200,016	$29,434	$99,100

The above amounts are net of taxes as follows: September 2001: $272,000, September 2000: $20,867,000, March 2001: $16,913,000, March 2000: ($15,443,000) and March 1999: $4,780,000.

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

The statements of comprehensive earnings provide a measure of all changes in equity the company that results from transactions with other than shareholders and other economic events that occur during the period.

The combined impact of notes (a) through (i) has been reflected on the Statements of Cash Flows and Balance Sheets below. No additional adjustments are reflected in the tables.

	Six Months Ended		For the Years Ended
	September 2001	September 2000	March 2001	March 2000	March 1999
	(unaudited)	(unaudited)
Statements of Cash Flows
The following summarizes the cash flow amounts in accordance with US GAAP.

Operating activities	$(19,640)	$21,466	$116,257	$52,377	$98,546
Investing activities	(164,136)	4,683	41,148	(10,596)	(253,599)
Financing activities	4,818	—	(55,521)	(42,778)	99,265
Foreign exchange	198	2,886	8,317	(2,531)	8,787
Discontinued operations
Operating	—	(20,152)	65,781	54,709	3,062
Investing	—	(22,573)	(33,142)	(18,051)	(69,693)
Foreign exchange	—	(638)	395	(476)	118
Opening cash and cash equivalents	318,653	175,418	175,418	142,764	256,278
Closing cash and cash equivalents	139,893	161,090	318,653	175,418	142,764
Closing cash and short-term investments	864,053	730,099	939,011	705,714	707,507

Balance Sheets

The following summarizes the balance sheet amounts in accordance with US GAAP where different from the amounts reported under Canadian GAAP.

	September 2001		March 2001		March 2000
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Precious metals	$44,224	$44,224	$13,612	$10,155	$27,584	$27,584
Investments in marketable securities	134,396	165,881	160,800	179,154	248,869	221,578
Resource properties	179,063	173,263	337,757	286,421	349,364	291,844
Investment in Normandy Mining Limited	349,055	324,787	—	—	—	—
Deferred taxes	82,437	73,607	85,873	67,577	62,033	49,380
Capital stock	1,026,139	1,028,960	1,021,321	1,024,142	1,021,321	1,024,142
Retained earnings	421,533	389,981	382,077	295,498	303,601	248,853
Deferred foreign exchange gain	74,028	70,708	69,619	66,223	21,265	20,149

New Standards for Canadian GAAP

In late 2000, the Canadian Institute of Chartered Accountants (“CICA”) issued a revised standard, Section 3500, “Earnings Per Share”. Public companies with quarterly reporting requirements must calculate basic and fully diluted earnings per share in accordance with the new standard. Diluted earnings per share will now be calculated using the “Treasury Stock Method”. The new section will be implemented for the fiscal period ended December 31, 2001.

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

In August 2000, the CICA issued a new standard, Section 1751, “Interim Financial Statements” effective for interim periods in fiscal years beginning on or after January 1, 2001. This standard requires interim financial statements, at a minimum, to include an income and cash flow statement for the quarter and year to date periods, a balance sheet and a statement of retained earnings along with detailed notes to the financial statements. Management does not expect a significant impact on the financial statements of the Company upon the adoption of the new standard.

The CICA recently issued new Handbook Sections 1581, “Business Combinations” and 3062, “Goodwill and Other Intangible Assets”. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Management does not expect a significant impact on the financial statements of the Company upon the adoption of the new standard.

In March 2000, the Accounting Standards Board of the CICA issued Accounting Guideline No. 11, “Enterprises in the Development Stage”. The guideline addresses three specific issues: (a) capitalization of costs and expenditures, (b) impairment and (c) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. This guideline will require that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000. The Company is aware that there are two alternative views of how this guideline affects mining companies with respect to the capitalization of exploration costs. CICA Handbook Section 3061 “Property, Plant and Equipment” states that “For a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.” The Company considers that exploration costs incurred meet the characteristics of property, plant and equipment and accordingly defers such costs. Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessments of recoverability, unless conditions such as those in Accounting Guideline No. 11 exist. Under the alternative view, there would be a regular assessment of capitalized exploration costs. Assessment of the probability of recoverability of deferred exploration costs from future operations would require the preparation of a projection based on objective evidence of economic reserves, such as a feasibility study. The Company’s interpretation of the guideline will not have a significant impact on the financial statements. However, if the second view is accepted, all deferred exploration costs would be written off as of the beginning of fiscal 2001. This write-off would be treated as a change in accounting principle. The result would be a reduction of resource properties of $49.0 million, a decrease to retained earnings of $30.9 million and a reduction to future taxes of $18.1 million. The impact for the fiscal year ended March 31, 2001 would be a reduction in resource properties of $3.5 million, net income of $2.3 million and future taxes of $1.2 million. For the six-month periods ended September 30, 2000 and 2001 the reduction to resource properties, net income and future taxes would be $1.9 million, $1.2 million and $0.7 million, respectively. The CICA is currently evaluating this issue to determine the appropriate interpretation of the guideline and CICA Handbook Section 3061.

New Standards for US GAAP

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination

FRANCO-NEVADA MINING CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(tabular amounts in thousands of Canadian dollars except where otherwise indicated)

whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. The Company is required to adopt SFAS No. 141 for business combinations after July 1, 2001 and 142 on a prospective basis as of January 1, 2002. Management does not expect a significant impact on the financial statements of the Company upon the adoption of the new standard.

The Financial Accounting Standards Board has recently issued FASB No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 supersedes FAS 121 and the accounting and reporting provisions of APB 30 for segments of a business to be disposed of. The pronouncement is effective January 1, 2002, and will be adopted by the Company at that time. Management does not expect a significant impact on the financial statements of the Company upon the adoption of the new standard.